SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURIITES EXCHANGE ACT OF 1934(AMENDMENT NO._____)*

ADVANCED OXYGEN TECHNOLOGIES, INC.

(NAME OF ISSUER)

COMMON

(TITLE OF CLASS OF SECURITIES)

00754B 10 3

(CUSIP NUMBER)

Crossland, Ltd. Belize.
60 Market Square, P.O. Box 364, Belize City, Belize, Central America

----
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS)

March 10, 2003

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G
to report the acquisition which is the subject of this Schedule 13D,
and is filing this schedule because of Rule 13d- (b)(3) or (4), check
the following box [ ].

Check the following box if a fee is being paid with the statement[ ].
(A fee is not required only if the reporting person: (1) has a previous
statement on file reporting beneficial ownership of more than five
percent of the class of securities described in Item 1; and (2) has
filed no amendment subsequent thereto reporting beneficial ownership of
five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be
filed with the commission. See Rule 13d-1(a) for other parties to whom
copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class
of securities, and for any subsequent amendment containing information
which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not
be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of
that section of the Act but shall be subject to all other provisions of
the Act(however, see the Notes).

SCHEDULE 13D

CUSIP NO. 00754B 10 3

```
    1   NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Crossland, Ltd. Belize.
        60 Market Square, P.O. Box 364, Belize City, Belize, Central
        America
------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
------------------------------------------------------------------------
    3   SEC USE ONLY
------------------------------------------------------------------------
    4   SOURCE OF FUNDS*
        WC
------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Belize
------------------------------------------------------------------------
                            7    SOLE VOTING POWER
                                 3,343,750 Shares
        NUMBER OF --------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
       BENEFICIALLY
        OWNED BY   --------------------------------------------------------
         EACH              9    SOLE DISPOSITIVE POWER
        REPORTING               0
         PERSON   --------------------------------------------------------
          WITH            10    SHARED DISPOSITIVE POWER
------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,343,750 Shares
------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [ ]
------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.1%
------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        CO
------------------------------------------------------------------------
```

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER
PAGE, RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE SCHEDULE, AND
THE SIGNATURE ATTESTATION.

```
                    SCHEDULE 13D
--------------------------------------------------------------------------
CUSIP NO. 00754B 10 3
--------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Crossland, Ltd. Belize.
         60 Market Square, P.O. Box 364, Belize City, Belize, Central
         America
--------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]
--------------------------------------------------------------------------
     3   SEC USE ONLY
--------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
--------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Belize
--------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                   3,343,750
       NUMBER OF ------------------------------------------------------
        SHARES            8     SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY   ------------------------------------------------------
         EACH            9     SOLE DISPOSITIVE POWER
       REPORTING                 0
        PERSON   ------------------------------------------------------
         WITH           10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,343,750 Shares
--------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]
--------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.1%
--------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------
```

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER
PAGE, RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE SCHEDULE, AND
THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.01, of Advanced Oxygen Technologies, Inc.(AOXY). The principal executive offices are located at the following address: C/O Crossfield, Inc. 133 W 13 th Street, #5, New York, NY 10011.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed by Crossland Ltd, Belize., (the Reporting Person "CBELIZE").

CBELIZE is a Belize corporation, and has its principal place of business and corporate office located at 60 Market Square, P.O. Box 364, Belize City, Belize, Central America. The principal business of CBELIZE invests in corporate securities and real estate development projects. The President and Secretary of CBELIZE is Mr. Anthony J. R. Howorth. Mr. Howorth is a Bahamian citizen whose primary occupation is President of Euro-Caribbean Ltd.

During the past five years, CBELIZE officer and directors have not been convicted in a criminal proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

2,968,750 shares of common stock of AOXY was sold on March 10, 2003 by CBELIZE to Coastal Oil, Ltd for $28,000.

No part of the purchase price was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

ITEM 4: Purpose of Transaction.

CBELIZE had acquired the securities for investment purposes, and subsequent to the date hereof may acquire and/or sell additional shares of Preferred, Common Stock and/or Warrants directly or indirectly in open-market or privately negotiated transactions, depending upon its valuation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

There are no specific plans at the present time that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D. In the normal course of business, there may be in the future an acquisition, merger, purchase or sale that would change the above conditions. The Reporting Corporation/Persons reserve the right to buy or sell securities of AOXY from time to time in open market or private transactions.

        Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the aggregate number of shares of Common Stock owned beneficially by CBELIZE is 3,343,750 shares which constitutes approximately 7.1% of the issued and outstanding shares of Common Stock of the Company.

The foregoing calculation of percentage ownership is based upon information as to the issued and outstanding shares of Common Stock of the Company as of March 10, 2003. Except for the Securities, insofar as is known to CBELIZE, none of the persons named or referred to in response to Item 2 hereof owns any shares of Preferred, Common Stock or Warrants.

(b) CBELIZE has had voting, investment and disposition power as to the Securities. Except for the Securities, insofar as is known to CBELIZE, none of the persons named or referred to in response to Item 2 hereof owns any shares of Preferred, Common Stock or Warrants.

Anthony JR Howorth has sole power to vote and sole power to dispose of the shares of AOXY listed. He may be deemed to be an indirect beneficial owner of the stock indicated by virtue of the relationships described. Mr Howorth hereby disclaims that he has any beneficial ownership in the stock owned, directly or indirectly.

(c) Not Applicable.

(d) Not Applicable.

(e) CBELIZE has been a beneficial owner of more than 5% since December 18, 1997.

        Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to securities of Issuer. Except to the extent described in Items 2 and 5, none of the corporations/persons identified in Items 2 and 5 is a party to any contract, arrangement, understanding or relationship with respect to any securities of AOXY.

        Item 7. Material to Filed as Exhibits.

None

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:
   /s/Crossland, Belize. /s/

Name/Title: Eurocarribean, Crossland, Belize., Corporation Secretary
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Dated: March 10, 2003

Crossland, Belize.